UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Record Full Year 2018 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2019	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Fourth Quarter and Record Full Year 2018 Results

Rehovot, Israel, February 13, 2019 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year 2018.

Fourth Quarter 2018 Highlights:

•	Revenue of $63.1 million, up 10% year-over-year, at the high end of company guidance

•	Record GAAP net income of $15.2 million, or $0.53 per diluted share, exceeding guidance of $0.28 to $0.40 per share

•	Record Non-GAAP net income of $16.9 million, or $0.59 per diluted share, exceeding guidance of $0.35 to $0.46 per share

•	Four customers contributed more than 10% each to total product revenue, including the world’s leading Foundry and the three largest Memory providers

•	Initiated $25 Million Share Repurchase Program

Full Year 2018 Highlights:

•	Record full-year revenue of $251.1 million, up 13% year-over-year

•	Record GAAP net income of $54.4 million, or $1.89 per diluted share, up 16% year-over-year on a per-share basis

•	Record non-GAAP net income of $60.8 million, or $2.11 per diluted share, up 9% year-over-year on a per-share basis

•	Balanced exposure to Memory and Foundry, each contributing approximately 50% to total product revenue

•	Revenue from Memory customers grew approximately 60%, significantly exceeding the market growth rate

GAAP Results ($K)
	Q4 2018	Q3 2018	Q4 2017	FY 2018	FY 2017
Revenues	$63,072	$63,571	$57,378	$251,134	$221,992
Net Income	$15,152	$13,310	$8,241	$54,375	$46,459
Earnings per Diluted Share	$0.53	$0.46	$0.29	$1.89	$1.63
NON-GAAP Results ($K)
	Q4 2018	Q3 2018	Q4 2017	FY 2018	FY 2017
Net Income	$16,914	$15,080	$13,021	$60,766	$55,404
Earnings per Diluted Share	$0.59	$0.52	$0.45	$2.11	$1.94

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses.

Management Comments

“Nova reported strong results for the fourth quarter, with revenues reaching the high end of the guidance and profitability exceeding the guidance range. Our solid performance in the quarter was an excellent conclusion for a sixth consecutive record year, highlighting the strength of our product offering, our diversified customer base and our execution capabilities,” commented Mr. Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Following our results in 2018, we intend to continue executing our long-term strategic plans while we expand our technology offering and solidify our market position in both Memory and Logic,” concluded Mr. Oppenhaim.

2019 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2019. Based on current estimates, management expects:

•	$52 million to $58 million in revenue

•	$0.15 to $0.26 in diluted GAAP EPS

•	$0.24 to $0.34 in diluted non-GAAP EPS

2018 Fourth Quarter Results

Total revenues for the fourth quarter of 2018 were $63.1 million, decrease of 1% compared to the third quarter of 2018 and a year-over-year increase of 10% relative to the fourth quarter of 2017.

Gross margin for the fourth quarter of 2018 was 57%, compared to 59% gross margin in the third quarter of 2018, and compared to the gross margin of 56% in the fourth quarter of 2017.

Operating expenses in the fourth quarter of 2018 were $20.7 million, compared with $21.7 in the third quarter of 2018, and compared with $19.7 million in the fourth quarter of 2017.

On a GAAP basis, the company reported net income of $15.2 million, or $0.53 per diluted share, in the fourth quarter of 2018. This is compared with $13.3 million, or $0.46 per diluted share, in the third quarter of 2018, and compared with net income of $8.2 million, or $0.29 per diluted share, in the fourth quarter of 2017.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses, the company reported net income of $16.9 million, or $0.59 per diluted share, in the fourth quarter of 2018. This is compared with net income of $15.1 million, or $0.52 per diluted share, in the third quarter of 2018, and compared with net income of $13.0 million, or $0.45 per diluted share, in the fourth quarter of 2017.

2018 Full Year Results

Total revenues for 2018 were $251.1 million, an increase of 13.1% compared to total revenues of $222.0 million for 2017.

Gross margin in 2018 was 58%, compared with gross margin of 59% in 2017.

Operating expenses in 2018 were $84.8 million, compared with operating expenses of $73.4 million in 2017.

On a GAAP basis, the company reported net income of $54.4 million, or $1.89 per diluted share, in 2018. This is compared with a net income of $46.5 million, or $1.63 per diluted share, in 2017.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses, the company reported net income of $60.8 million, or $2.11 per diluted share, in 2018, compared with net income of $55.4 million, or $1.94 per diluted share, in 2017.

Total cash reserves at the end of 2018 were $177.8 million, compared to $149.8 million at the end of 2017.

Conference Call Information

Nova will host a conference call today, February 13, 2019, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-800-239-9838
ISRAEL Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2551
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 3727578

The conference call will also be webcast live from a link on Nova's website at http://ir.novami.com.

A replay of the conference call will be available from February 13, 2019 at 12 p.m. Eastern Time to February 13, 2019 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671

Replay Pin Number:  3727578

A replay will also be available for 90 days on Nova's website at http://ir.novami.com.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, certain discrete tax items and stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 28, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	22,877	27,697
Short-term interest-bearing bank deposits	152,951	121,390
Trade accounts receivable	53,531	40,949
Inventories	41,786	34,921
Other current assets	10,961	7,313

Total current assets	282,106	232,270

Long-term assets
Long-term interest-bearing bank deposits	2,000	750
Deferred tax assets	3,873	1,957
Severance pay funds	1,394	1,503
Property and equipment, net	13,756	13,891
Identifiable intangible assets, net	10,187	12,800
Goodwill	20,114	20,114

Total long-term assets	51,324	51,015

Total assets	333,430	283,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	19,015	15,754
Deferred revenues	3,984	10,334
Other current liabilities	25,079	26,038

Total current liabilities	48,078	52,126

Long-term liabilities
Liability for employee severance pay	2,254	2,590
Other long-term liabilities	2,358	1,833

Total long-term liabilities	4,612	4,423

Shareholders' equity	280,740	226,736

Total liabilities and shareholders’ equity	333,430	283,285

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017

Revenues:
Products	48,376	44,754	193,298	174,343
Services	14,696	12,624	57,836	47,649
Total revenues	63,072	57,378	251,134	221,992

Cost of revenues:
Products	18,120	17,523	71,706	62,242
Services	9,242	7,801	34,194	28,563
Total cost of revenues	27,362	25,324	105,900	90,805

Gross profit	35,710	32,054	145,234	131,187

Operating expenses:
Research and development expenses, net	10,490	10,617	45,451	38,956
Sales and marketing expenses	7,303	5,908	27,992	23,751
General and administrative expenses	2,209	2,558	8,735	8,100
Amortization of acquired intangible assets	654	640	2,614	2,561
Total operating expenses	20,656	19,723	84,792	73,368

Operating income	15,054	12,331	60,442	57,819

Financing income, net	1,178	710	2,984	2,276

Income before tax on income	16,232	13,041	63,426	60,095

Income tax expenses	1,080	4,800	9,051	13,636

Net income for the period	15,152	8,241	54,375	46,459

Earnings per share:
Basic	0.54	0.30	1.94	1.68
Diluted	0.53	0.29	1.89	1.63

Shares used for calculation of earnings per share:

Basic	28,026	27,873	28,022	27,696
Diluted	28,655	28,786	28,765	28,524

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Cash flows from operating activities:
Net income for the period	15,152	8,241	54,375	46,459

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,497	787	5,071	3,618
Amortization of acquired intangible assets	653	640	2,613	2,561
Amortization of deferred stock-based compensation	1,245	899	4,326	2,779
Decrease (increase) in liability for employee termination benefits, net	(174)	3	(227)	94
Deferred tax assets, net	(1,171)	(395)	(1,916)	(31)
Decrease (increase) in trade accounts receivable	(5,460)	(7,395)	(12,539)	1,677
Decrease (increase) in inventories	(119)	3,050	(8,123)	(6,858)
Decrease (increase) in other current assets	(4,717)	1,187	(3,648)	(2,245)
Increase (decrease) in trade accounts payable	1,395	(1,869)	3,261	(747)
Increase (decrease) in other current liabilities and other long-term liabilities	6,860	5,218	(734)	8,242
Increase (decrease) in short term deferred revenues	(2,267)	(1,092)	(6,350)	6,262

Net cash provided by operating activities	12,894	9,274	36,109	61,811

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(7,151)	2,443	(32,811)	(50,844)
Additions to property and equipment	(1,899)	(4,171)	(3,678)	(6,295)

Net cash used in investment activities	(9,050)	(1,728)	(36,489)	(57,139)

Cash flows from financing activities:
Purchases of treasury shares	(4,801)	-	(4,801)	-
Shares issued under employee stock-based plans	67	131	361	2,619

Net cash provided by (used in) financing activities	(4,734)	131	(4,440)	2,619

Increase (decrease) in cash and cash equivalents	(890)	7,677	(4,820)	7,291
Cash and cash equivalents – beginning of period	23,767	20,020	27,697	20,406
Cash and cash equivalents – end of period	22,877	27,697	22,877	27,697

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2018	September 30, 2018	December 31, 2017
GAAP cost of revenues	27,362	26,104	25,324
Stock-based compensation in cost of products	(147)	(161)	(107)
Stock-based compensation in cost of services	(122)	(122)	(89)
Non-GAAP cost of revenues	27,093	25,821	25,128

GAAP gross profit	35,710	37,467	32,054
Gross profit adjustments	269	283	196
Non-GAAP gross profit	35,979	37,750	32,250
GAAP gross margin as a percentage of revenues	57%	59%	56%
Non-GAAP gross margin as a percentage of revenues	57%	59%	56%

GAAP operating expenses	20,656	21,717	19,723
Stock-based compensation in research and development	(500)	(484)	(346)
Stock-based compensation in sales and marketing	(262)	(285)	(216)
Stock-based compensation in general and administrative	(214)	(202)	(141)
Amortization of acquired intangible assets	(654)	(653)	(640)
Non-GAAP operating expenses	19,026	20,093	18,380
Non-GAAP operating income	16,953	17,657	13,870
GAAP operating margin as a percentage of revenues	24%	25%	21%
Non-GAAP operating margin as a percentage of revenues	27%	28%	24%

GAAP tax on income	1,080	3,312	4,800
Certain discrete tax items	137	137	(3,241)
Non-GAAP tax on income	1,217	3,449	1,559

GAAP net income	15,152	13,310	8,241
Amortization of acquired intangible assets	654	653	640
Stock-based compensation expenses	1,245	1,254	899
Certain discrete tax items	(137)	(137)	3,241
Non-GAAP net income	16,914	15,080	13,021

GAAP basic earnings per share	0.54	0.47	0.30
Non-GAAP basic earnings per share	0.60	0.54	0.47

GAAP diluted earnings per share	0.53	0.46	0.29
Non-GAAP diluted earnings per share	0.59	0.52	0.45

Shares used for calculation of earnings per share:
Basic	28,026	28,047	27,873
Diluted	28,655	28,777	28,786

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2018	2017
GAAP cost of revenues	105,900	90,805
Stock-based compensation in cost of products	(515)	(370)
Stock-based compensation in cost of services	(414)	(268)
Non-GAAP cost of revenues	104,971	90,167

GAAP gross profit	145,234	131,187
Gross profit adjustments	929	638
Non-GAAP gross profit	146,163	131,825
GAAP gross margin as a percentage of revenues	58%	59%
Non-GAAP gross margin as a percentage of revenues	58%	59%

GAAP operating expenses	84,792	73,368
Stock-based compensation in research and development	(1,710)	(1,055)
Stock-based compensation in sales and marketing	(1,026)	(621)
Stock-based compensation in general and administrative	(661)	(465)
Amortization of acquired intangible assets	(2,614)	(2,561)
Non-GAAP operating expenses	78,781	68,666
Non-GAAP operating income	67,382	63,159
GAAP operating margin as a percentage of revenues	24%	26%
Non-GAAP operating margin as a percentage of revenues	27%	28%

GAAP tax on income	9,051	13,636
Certain discrete tax items	549	(3,605)
Non-GAAP tax on income	9,600	10,031

GAAP net income	54,375	46,459
Amortization of acquired intangible assets	2,614	2,561
Stock-based compensation expenses	4,326	2,779
Certain discrete tax items	(549)	3,605
Non-GAAP net income	60,766	55,404

GAAP basic earnings per share	1.94	1.68
Non-GAAP basic earnings per share	2.17	2.00

GAAP diluted earnings per share	1.89	1.63
Non-GAAP diluted earnings per share	2.11	1.94

Shares used for calculation of earnings per share:
Basic	28,022	27,696
Diluted	28,765	28,524